Mail Stop 4561

November 18, 2009

Guy Bernstein, Chairman of the Board of Directors
Magic Software Enterprises Ltd.
5 Haplada Street
Or Yehuda 60218 Israel

>   **Re: Magic Software Enterprises Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed April 2, 2009**
>   **File No. 000-19415**

Dear Mr. Bernstein:

We have reviewed the above referenced filing and have the following comment. Please note that our review has been limited in scope. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Quantitative and Qualitative Disclosure About Market Risk, page 74

1.   You disclose that your "financial results may be negatively impacted by foreign currency fluctuations." We note also the disclosure relating to your exposure to currency fluctuations in risk factors and in the discussion of your operating and financial review and prospects. We note further that your management has publicly stated that the euro/dollar exchange rate was a significant factor in the decline in your revenues for the fourth quarter of fiscal 2008 as compared to the fourth quarter of fiscal 2007, because it reduced your European sales as expressed in dollars. In light of the foregoing, please tell us what consideration you gave to providing quantitative disclosure for the foreign currency exchange rate market risks pursuant to one of the three prescribed formats in Item 11(a)(1) of Form 20-F, or tell us why you believe such disclosure is not necessary.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483, if you have any questions regarding the above comment. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile +972 (3) 538-9322
        Amit Birk, Magic Software Enterprises Ltd.